UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION REPORTS SECOND QUARTER 2006 RESULTS dated August 2, 2006	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        ALVARION LTD.

Date: August 2, 2006                                 By: /s/ Dafna Gruber
                                    Name: Dafna Gruber
                                    Title: Chief Financial Officer

EXHIBIT 1

Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION REPORTS SECOND QUARTER 2006 RESULTS

WiMAX Grows 23% sequentially; Breakeven Non-GAAP EPS

TEL AVIV, Israel - August 2, 2006 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions and specialized mobile networks, today announced financial results for the second quarter ended June 30, 2006.

Q2 highlights:
•	Continued sequential growth to $50.5 million
•	BreezeMAX revenue increased 23% over Q1 to one-third of total revenue
•	Breakeven non-GAAP EPS (GAAP loss of $0.45 per share)
•	Self-install CPE and high power base stations began shipping in Q2
•	First order for 802.16e-capable solution from Tier 1 carrier
•	Demonstrated 802.16-e mobile WiMAX base station interoperability with various mobile WiMAX devices

Revenue for the second quarter reached $50.5 million, up 5% sequentially from $48.1 million in the first quarter of 2006. Revenue in Q2 2006 increased 7% from $47.0 million in the second quarter of 2005.

On a GAAP basis, the company reported a net loss of $(27.6) million, or $(0.45) per share, compared with a net loss of $(5.0) million, or $(0.08) per share in Q1 2006, and net loss of $(3.6) million, or $(0.06) per basic and diluted share in the second quarter of 2005.

During the early part of the second quarter, the rate of order intake in Alvarion’s cellular mobile unit (CMU) was lower than anticipated. As a result, management decided to refocus the business to concentrate on generating positive cash flow and conducted an impairment analysis of goodwill and other intangibles. As a result, the net loss in Q2 2006 includes a non-cash goodwill impairment charge of $23.4 million. In addition, Q2 includes a restructuring charge of $1.1 million relating to the re organizing and refocusing of the cellular mobile unit around its GSM business aimed at enabling this unit to be cash flow positive as soon as possible. Q2 net loss also includes amortization of deferred stock compensation of $1.7 million, and amortization of acquired intangibles of $1.1 million. Q2 of 2005 includes amortization of deferred stock compensation of $11,000 and amortization of acquired intangibles of $1.1 million.

Excluding amortization of acquired intangibles and deferred stock compensation, and one time charges, on a non-GAAP basis, Q2 2006 net loss was reduced to $(242,000), or ($0.00) per share, compared with a net loss of ($2.4) million, or ($0.04) per share in the first quarter of 2006, and a non-GAAP net loss of $(2.5) million, or $(0.04) per share in Q2 of 2005.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results, see the attached table showing the detailed reconciliation of GAAP to non-GAAP for Q2 2006.

Comments of Management

“We are pleased with our progress in Q2,” said Tzvika Friedman, President and CEO of Alvarion. “We achieved our major objectives and exceeded several of our targets for Q2. Our revenue growth and high gross margin, combined with our success in reducing operational losses in the cellular mobile unit, enabled us to reach breakeven EPS on a non-GAAP basis. We are committed to profitability and generating cash, and this quarter represents solid progress.

“Alvarion continues to lead the industry in the adoption of WiMAX,” continued Mr. Friedman. “In Q2, WiMAX solutions contributed $17 million, about 33% of total revenue. Among our more than 70 commercial deployments are some of the largest and most successful anywhere in the world. We are please to see several satisfied customers expanding their networks for the second or third time, as new customers begin commercial deployment with smaller purchases, mostly of infrastructure.

“During Q2, we announced commercial availability of our self-install CPE based on Intel’s Rosedale chip and we fulfilled our commitment to the certification process. In addition, our 100+ active trials now include evaluations of our 802,16e-capable systems, as the market shifts its attention toward the 802.16e-2005 standard for all types of applications. We are pleased to report that we received our first order for a system based on the “e” standard during Q2 from a Tier 1 operator in the US. We believe our proven ability to deliver working solutions in a variety of frequencies on a timely basis, our large base of satisfied customers and extensive field experience will provide a significant advantage in competing with smaller competitors introducing 802.16-2004 based solutions as well as larger vendors coming into the market for the first time with 802-16e-2005 based solutions. We also believe our track record makes us an attractive partner for operators, system integrators, device manufacturers and other participants in the WiMAX ecosystem, and we are very focused on further developing these relationships.

“As the WiMAX technology leader, we were the first to reach another important milestone in Q2 by achieving interoperability between BreezeMAX and a variety of WiMAX mobile devices. BreezeMAX is the Radio Access Network of 4Motion, our complete WiMAX 802.16e-2005 solution portfolio that we are developing in conjunction with leading providers of core network and IP technology to make personal broadband anywhere a reality. We continue to target improved financial performance while devoting substantial resources to the development of mobile WiMAX in order to enhance our long term growth prospects.”

Q3 Guidance

The Company’s revenue guidance for Q3 2006 is $50 million to $54 million. At this revenue range, non-GAAP per share results are expected to range between ($0.01) and $0.02, GAAP per share results are expected to range between ($0.03) and ($0.06).

Alvarion’s management will host a conference call today, Aug 2, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time: USA: 612-288-0329, International: +1-612-288-0329.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com. An archive of the on-line broadcast will be available on the website. A replay of the call will be available from 11:45 a.m. EDT on August 2, 2006 through 11:59 p.m. EDT on August 9, 2006. To access the replay, please call USA: (320) 365-3844, International: +1-320-365-3844. To access the replay, users will need to enter the following code: 835663.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.

ALVARION Contacts
Dafna Gruber, CFO
650 314 2652
+972-3-645 6252
dafna.gruber@alvarion.com

Carmen Deville, Investor Relations
650 314 2653
carmen.deville@alvarion.com

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2006	2005
ASSETS
Cash, cash equivalents, short-term and long-term
Investments	$107,450	$114,320
Trade receivables	44,441	39,271
Other accounts receivable	6,709	6,179
Inventories	36,661	43,363
Severance pay fund	8,190	7,685

PROPERTY AND EQUIPMENT, NET	10,685	11,072

GOODWILL AND OTHER INTANGIBLE ASSETS	70,552	96,112

TOTAL ASSETS	$284,688	$318,002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$25,071	$29,093
Other accounts payable and accrued expenses	49,567	51,820

Total current liabilities	74,638	80,913

LONG TERM LIABILITIES	-	1,749

ACCRUED SEVERANCE PAY	11,649	11,007

TOTAL LIABILITIES	86,287	93,669

SHAREHOLDERS' EQUITY	198,401	224,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$284,688	$318,002

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six Months Ended	Six Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	2006	2005	2006	2005	2006
Sales	$98,530	$104,216	$50,471	$46,983	$48,059

Cost of sales	51,886	55,891	25,874	25,152	26,012

Gross profit	46,644	48,325	24,597	21,831	22,047

Operating expenses:
Research and development, Net	22,281	19,394	11,275	10,038	11,006
Selling and marketing	24,361	24,060	12,236	12,071	12,125
General and administrative	7,320	6,315	3,859	2,935	3,461
Amortization of acquired
current technology,
customer relationships and trademarks	2,182	2,187	1,091	1,093	1,091
Acquisition related Expenses	-	868	-	-	-
Impairment of goodwill	23,378	-	23,378	-	-
Restructuring related Expenses	1,148	-	1,148	-	-

Total Operating expenses	80,670	52,824	52,987	26,137	27,683

Operating loss	(34,026)	(4,499)	(28,390)	(4,306)	(5,636)

Financial income, net	1,492	1,294	824	745	668

Net loss	$(32,534)	$(3,205)	$(27,566)	$(3,561)	$(4,968)

Basic loss per share	$(0.54)	$(0.06)	$(0.45)	$(0.06)	$(0.08)

Weighted average number of
shares used in computing basic loss per share	60,501	58,274	60,806	58,463	60,192

Diluted loss per share	$(0.54)	$(0.06)	$(0.45)	$(0.06)	$(0.08)

Weighted average number of
shares used in computing diluted loss per share	60,501	58,274	60,806	58,463	60,192

ALVARION LTD.& ITS SUBSIDIARIES
DISCLOSURE OF NON-US GAAP NET INCOME (LOSS)

FOR COMPARATIVE PURPOSES NET INCOME (LOSS) AND EARNINGS (LOSS) PER
SHARE EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK
COMPENSATION, GOODWILL IMPAIRMENT AND OTHER RESTRUCTURING AND
ACQUISITION RELATED EXPENSES

U.S. dollars in thousands (except per share data)

	Six Months Ended	Six Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	2006	2005	2006	2005	2006
Net loss according to US
GAAP	$(32,534)	$(3,205)	$(27,566)	$(3,561)	$(4,968)

Amortization of acquired current technology,
customer relationships and trademarks	2,182	2,187	1,091	1,093	1,091

Amortization of deferred stock compensation	3,218	541	1,707	11	1,511

Acquisition related Expenses	-	868	-	-	-

Impairment of goodwill	23,378	-	23,378	-	-

Restructuring related Expenses	1,148	-	1,148	-	-

Net Income (loss) excluding
amortization of intangibles and deferred
stock compensation, acquisition related
expenses, goodwill impairment and
restructuring related expenses	$(2,608)	$391	$(242)	$(2,457)	$(2,366)

Basic net earnings (loss)
per share, excluding
amortization of intangibles and deferred
stock compensation, acquisition related
expenses, goodwill impairment and
restructuring related expenses	$(0.04)	$0.01	$(0.00)	$(0.04)	$(0.04)

Weighted average number of
shares used in computing
basic net earnings (loss) per share	60,501	58,274	60,806	58,463	60,192

Diluted net earnings (loss)
per share, excluding
amortization of intangibles and deferred
stock compensation, acquisition related
expenses, goodwill impairment and
restructuring related expenses	$(0.04)	$0.01	$(0.00)	$(0.04)	$(0.04)

Weighted average number of
shares used in computing
diluted net earnings (loss) per share	60,501	60,630	60,806	58,463	60,192

ALVARION LTD.& ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME
U.S. dollars in thousands (except per share data)

	Three Months Ended June 30, 2006				Three Months Ended June 30, 2006
	GAAP	Adjustments		Non-GAAP	Non-GAAP
Sales	$50,471	$-		$50,471	$48,059

Cost of sales	25,874	(131)(a	)	25,743	25,897

Gross profit	24,597	131		24,728	22,162

Operating expenses:
Research and development, net	11,275	(395)(a	)	10,880	10,679
Selling and marketing	12,236	(380)(a	)	11,856	11,824
General and administrative	3,859	(801)(a	)	3,058	2,693
Amortization of acquired		(b)
current technology, customer
relationships and trademarks	1,091	(1,091)		-	-
Impariment of goodwill	23,378	(23,378)(c	)	-	-
		(c)
Restructuring related Expenses	1,148	(1,148)		-	-

Total Operating expenses	52,987	(27,193)		25,794	25,196

Operating loss	(28,390)			(1,066)	(3,034)

Financial income, net	824			824	668

Net loss	$(27,566)			$(242)	$(2,366)

Basic loss per share	$(0.45)			$(0.00)	$(0.04)

Weighted average number of
shares used in computing basic loss per share	60,806			60,806	$60,192

Diluted loss per share	$(0.45)			$(0.00)	$(0.04)

Weighted average number of
shares used in computing diluted loss per share	60,806			60,806	60,192

(a)
The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b) The effect of amortization of intangible assets.

(c) The effect of the CMU's restructuring charges and goodwill impairment.

ALVARION LTD.& ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
U.S. dollars in thousands

Three Months ended June 30, 2006
Cash flows from operating activities:
Net loss	$(27,566)
Adjustments to reconcile net income to net cash used by
operating activities:
Depreciation	1,147
Amortization of deferred stock compensation	1,707
Amortization of intangibles assets	1,091
Impairment of intangible assets	23,378
Restructuring related expenses	955
Increase in trade receivables	(3,456)
Increase in other accounts receivable and prepaid expenses	(638)
Decrease in inventories	1,508
Increase in trade payables	108
Increase in other accounts payables and accrued expenses	143
Accrued severance pay, net	(169)
Net cash used in operating activities	(1,792)

Cash flows from investing activities:
Purchase of fixed assets	(734)
Net cash used in investing activities	(734)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	557
Net cash provided by financing activities	557

Decrease in cash, cash equivalents, short-term and long-term
investments	(1,969)

Cash, cash equivalents, short-term and long-term investments
at the beginning of the period	109,419
Cash, cash equivalents, short-term and long-term investments
at the end of the period	$107,450